HOLLIS-EDEN PHARMACEUTICALS, INC.

4435 EASTGATE MALL, SUITE 400

SAN DIEGO, CALIFORNIA 92121

September 15, 2006

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Gregory S. Belliston

Re:	Hollis-Eden Pharmaceuticals, Inc.

Registration Statement on Form S-3, filed August 11, 2006

File No. 333-136554

Dear Messrs. Riedler and Belliston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Filing”) be accelerated so that the Registration Statement will become effective on Monday, September 18, 2006, at 9:00 a.m. Eastern, or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and

(iii) the undersigned registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOLLIS-EDEN PHARMACEUTICALS, INC.

/s/ Eric J. Loumeau
Eric J. Loumeau
Vice President, Corporate General Counsel